Form of Letter to Holders

ORMAT FUNDING CORP.

980 Greg Street
Sparks, Nevada 89431
(775) 356-9029

February 7, 2005

To the Holders of Ormat Funding's
8 ¼% Senior Secured Notes due 2020:

Ormat Funding Corp., a Delaware corporation, is offering to exchange its 8 ¼% Senior Secured Notes due 2020 ("private notes") for all outstanding 8 ¼% Senior Secured Exchange Notes due 2020 that have been registered under the Securities Act of 1933 (the "exchange notes") upon the terms and subject to the conditions set forth in the enclosed prospectus dated February 7, 2005 (the "Prospectus") and the related letter of transmittal (the "Letter of Transmittal" and, together with the Prospectus, the "Exchange Offer"). The Exchange Offer is conditioned upon a number of factors set out in the Prospectus under "The Exchange Offer—Conditions of the Exchange Offer" beginning on page 109.

The private notes were issued on February 13, 2004 in an original aggregate principal amount of $190,000,000, the full principal amount of which remains outstanding. The maximum amount of exchange notes that will be issued in exchange for private notes is $190,000,000.

Please read carefully the Prospectus and the other enclosed materials relating to the Exchange Offer. If you require assistance, you should consult your financial, tax or other professional advisors. Holders who wish to participate in the Exchange Offer are asked to respond promptly by completing and returning the enclosed Letter of Transmittal, and all other required documentation, to Union Bank of California, N.A. the exchange agent (the "Exchange Agent"), for the Exchange Offer.

If you have questions regarding the terms of the Exchange Offer, please direct your questions to Union Bank of California, N.A. at (213) 972-5669.

Thank you for your time and effort in reviewing this request.

Very truly yours,
ORMAT FUNDING CORP.